18 King Street East
Suite 1602
Toronto, Ontario
CANADA
M5C 1C4
Tel: 416.363.1701
Fax: 416.363.6392
www.northgateminerals.com

October 12, 2006

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.
20549-7010
USA

Re:          Responses to Questions in Your Letter Dated September 28, 2006
                File No. 1-06138

Dear Mr. Hiller:

We acknowledge receipt of your letter dated September 28, 2006 and in this letter we have responded to your three questions in considerable detail. We respectfully submit that considering our original disclosure and our responses below, that no revisions to our documents are necessary. However, we would be prepared to file this letter as a supplementary filing on EDGAR if you consider such a course of action to be necessary or advisable in the circumstances.

Question 1:

Form 40F-2005:             Exhibit 99.1 Annual Information Form, page 19
                                           Exhibit 99.3 Annual Report 2005, page 13

(1a) Please tell us how you have defined the NSR calculation and (1b) explain the differences in reserve estimates you report for the Kemess North Pit proven and probable reserves on this page and the reserve estimates found in the 2005 Annual Report on page 13.

Answer 1:

(a) The NSR calculation for reserves at Kemess North is determined using the following inputs:

Net Smelter Return and Price Inputs - Kemess North
Gold Price	Input	$375.00	$US/Oz
Copper Price	Input	$1.00	$US/LB
US Exchange rate	Input	0.7143	US$/CDN$

Concentrate Specs
Copper grade	Input	24.8%
Gold Grade	Input	31.4	grams/tonne
Moisture	Input	8%

Smelter Terms
cu payable	Input	96.5%
cu unit deductions	Input	1.0%
au payable	Input	96.5%
smelting	Input	$62.00	$US/DMT
cu refining - base	Input	$0.062	$US/LB
price participation (cu floor)	Input	$0.90	$US/LB
cu refining - with participation	Input	$0.072	$US/LB
au refining	Input	$3.00	$US/Oz

Offsites, Freight, and Distribution
freight for trucking	Input	$49.50	CDN$/WMT
freight for rail	Input	$83.95	CDN$/WMT
Stevedoring	Input	0	CDN$/WMT
freight for ships	Input	0	US$/DMT
Insurance	Input	0	CDN$/WMT

Net Smelter Price (to Mine Gate)
Copper		$0.994	CDN$/lb
Gold		$12.988	CDN$/gm

Copper		$0.710	US$/lb
Gold		$288.545	US$/oz

From the above listed inputs the NSR is determined from the Net Smelter Price (NSP) by completing the following calculation which takes into account metallurgical recovery and smelter prices received at the mine gate.

NSR = Cu% /100* CuR%/100*2204.62*Cu_NSP + Augpt*AuR%/100*Au_NSP

Cu% = Block Copper grade	Cu_NSP = Copper Net	Augpt = Block Gold Grade
Smelter Price $C
CuR% = Copper recovery	Au_NSP = Gold Net	AuR% = Gold recovery
Smelter Price $C

(b) The reserve estimate for the Kemess North deposit of 414.24 million tonnes that appears in the table on page 19 of Northgate Minerals 2005 Annual Information Form ("2005 AIF") is incorrect. During the review we conducted in response to your question, we have determined that the section 3.3 of our 2005 AIF did not incorporate updated information from the NI 43-101 Technical Report entitled Revised Mineral Reserve and Resource –Kemess North Project dated May 2, 2005. Instead, this section mistakenly contained information from the NI 43-101 Technical Report, filed on June 4, 2004 which was incorporated into Northgate’s Annual Information form in the previous year (2004).

In addition to this transcription error described above, we have determined that the NSP figures for copper and gold that are contained in Northgate’s 2005 AIF and in the May 2, 2005 Technical Report are also incorrect. These figures were inadvertently reproduced from a December 31, 2003 reserve report that used lower metal prices. We have rechecked all the calculations contained in our May 2, 2005 Technical Report and confirmed that the correct NSP numbers of Cdn$0.994/lb copper and Cdn$12.988/gram gold (based on a gold price of $375/oz, a copper price of US$1.00 and a Cdn$/US$ exchange rate of 1.40) were used to generate the reserve numbers contained in our 2005 disclosure. Only the NSP numbers are incorrect.

While certain information contained in section 3.3 of our 2005 AIF is clearly incorrect (see Appendix 1 to this letter for a black line version of this section) we have compared the incorrect information to the correct information and feel that the differences are not material enough to warrant making additional disclosure at this time. Specifically, with respect to the most significant error, the erroneous reserve number in the table on page 19 of the 2005 AIF, we point out that:

i.               The correct reserve tonnage and grade for the Kemess North deposit does appear in the reserve table in section 3.2 of the same 2005 AIF document and in the reserve and resource table on page 13 of Northgate’s 2005 Annual Report.

ii.              The difference between 414.24 million tonnes at 0.307 gr/mt gold and 0.16% copper shown in the table on page 19 and the correct figure of 423.90 million tonnes at 0.29 gr/mt gold and 0.15% copper is quite small and indeed within the margin of uncertainty of the overall reserve estimate.

We will, off course, correct the errors in section 3.3 in our 2006 annual disclosure documents that will be filed in March 2007.

Question 2:

As you know, the cutoff grade is a critical component when used to determine reserve quantities and when evaluating the potential of the mineral properties. Tell us how the NSR cutoff grade that you disclose of $2.20 compares to the "internal" or "marginal" cutoff grade, as well as the "breakeven", "full cost" and "mining" cutoff grades for the property. A Copper Equivalent cutoff grade may also be used. Please submit a schedule showing the operating costs used to determine the cutoff grade estimates at each class, along with your calculations, and a description of the parameters used.

It should be clear whether the cutoff grade or tenor used has yielded a measure of mineral resources that have reasonable prospects for economic extraction and which realistically reflects the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs and reasonable metal prices.

If you have not reflected all costs of mining, processing and administration in your NSR values, please submit a schedule showing that portion of your reserve estimates that would be appropriately considered economical to produce; as well as any additional information that you believe would be helpful in understanding your approach.

Answer 2:

The NSR cutoff grade and how it relates to other grade cutoffs from "marginal" to "full cost" or "mining cutoff" is documented on page 47 of the May 2005 43-101 Technical Report filed on Sedar and reproduced on the next page. All applicable costs have been included.

Grade Bins by NSR Cutoff

The reserve reports have the ore broken into grade bins for production schedule optimization. These grade bins are based on the Cdn$NSR value of each block, which is calculated from the ore grades in each block, the net smelter metal price, and the plant recovery for gold and copper. The net smelter price is based on the base project parameter market price and $US exchange rate, and offsite transportation, smelting, and refining charges, etc. The NSR cutoff values ($/Tonne) used in the reserve reports are set to report ore grade bins which cover full and incremental ore cost. The incremental cutoffs are based on the fact that the LG only expands the economic pit limit if the ore grade blocks can cover all costs (Decision Blocks). Any blocks that are internal in the pit (Internal Blocks) will be mined anyway to get to the decision blocks so they can still contribute positively to cash flow if their metal content can cover costs downstream of mining. Different levels of downstream costs were considered to cover the overhead costs and other high grade bins are also defined. The NSR cutoffs also include a re-handle cost to allow for stockpiling. The Table 17.5 describes the NSR cutoffs used in the reserve reports.

Table 17.5: NSR Grade Cutoff Bins for Reserves

Grade Bin	Label	Description
2.2	Ore/Waste Cutoff	Material below this is wasted
2.2 to 2.38	Sub Grade Cutoff	Requires improved prices or reduced costs at end of mine life
2.38 to 3.38	Mill Cutoff	Covers Milling Costs
3.38 to 4.03	Internal Cutoff	Covers Milling and O/H costs
4.03 to 5.0	Mine Cutoff	Covers Mining Milling & O/H costs
> 5.0	High Grade

An "internal or marginal" cutoff would equate to grade bins between $2.20 and $2.38 NSR cutoff. These internal blocks have to be mined to access the Lerchs-Grossman (LG) decision blocks regardless of grade. Once in a truck and passing the crusher bound for the waste pile these tons are considered millable under incrementally improved metal price conditions as they contain enough recoverable metal to pay for their milling at improved prices or reduced mining costs. (See note below with regards to waste haul credit)

The "breakeven" cutoff would cover mill feed with NSR values ranging between $2.38 and $3.38. These blocks contain enough recoverable value to cover milling costs but not overheads.

The "Full cost" cutoff is for material between NSR values of $3.38 and $4.03. These blocks are similar to the "breakeven" blocks, but they contain enough recoverable value to cover all operating costs including the primary crusher and downstream plus full property over head costs.

"Mining" cutoff grade would be those blocks with NSR values above $4.03 which are the blocks that drive the LG pit mining optimization. These blocks cover mining, milling and overhead costs.

The blocks above the $2.20 NSR cutoff clearly have reasonable prospects for economic extraction as the metal price assumptions used are conservative in relation to current prices ($575/ ounce gold and $3.37/ pound copper), and there has been no inclusion of any haul cost credit, should a ton of prospective "marginal" ore follow the milling route. It should be noted that the primary crusher is at the pit rim and all ‘ore’ and waste pass the entrance to the crusher. Because of ARD concerns all waste rock is dumped below water level in the tailings pond therefore all material eventually goes to the same destination. The effect is that the marginal ore could be given a haulage credit if dumped in the crusher rather than being hauled to the tailings impoundment in lieu of trucking the 2.5 km one way distance.

The tonnage in each cutoff category is listed in Tables 16.7 to 16.9 on page 43 of the May 2005 43-101 Technical Report reproduced below.

Table 16.7:  Reserve Estimate, Proven Category
  Kemess North, Pit P635

NSR Bin	In Situ	In Situ	Mineable	Cu	Au
	(bcm x 106)	(tonnes x 106)	(tonnes x 106)	(%)	(g/t)
2.20 - 2.38	4.05	10.79	11.04	0.058	0.148
2.38 - 3.38	21.02	56.16	54.04	0.078	0.174
3.38 - 4.03	13.20	35.28	33.82	0.105	0.208
4.03 - 5.00	19.53	52.17	49.89	0.131	0.249
>5.00	58.47	158.05	150.48	0.214	0.399
Total	116.26	312.44	299.27	0.158	0.303

Table 16.8:   Reserve Estimate, Probable Category
Kemess North, Pit P635

NSR Bin	In Situ	In Situ	Mineable	Cu	Au
	(bcm x 106)	(tonnes x 106)	(tonnes x 106)	(%)	(g/t)
2.20 - 2.38	3.38	8.93	9.07	0.053	0.158
2.38 - 3.38	10.32	27.37	26.39	0.074	0.179
3.38 - 4.03	5.62	15.00	14.39	0.105	0.209
4.03 - 5.00	7.17	19.22	18.38	0.132	0.246
>5.00	21.92	59.23	56.40	0.219	0.408
Total	48.40	129.75	124.63	0.150	0.295

Table 16.9:    Reserve Estimate, Proven and Probable
Kemess North, Pit P635

NSR Bin	In Situ	In Situ	Mineable	Cu	Au
	(bcm x 106)	(tonnes x 106)	(tonnes x 106)	(%)	(g/t)
2.20 - 2.38	7.43	19.72	20.10	0.056	0.152
2.38 - 3.38	31.34	83.52	80.43	0.077	0.176
3.38 - 4.03	18.81	50.27	48.21	0.105	0.209
4.03 - 5.00	26.70	71.39	68.27	0.131	0.248
>5.00	80.39	217.28	206.88	0.216	0.401
Total	164.67	442.19	423.90	0.155	0.300

Question 3:

Exhibit 99.3 Annual Report 2005 - Gold and Copper Markets, page 17

Copper Toll Charges and Refining Charges (TCRC) usually include a price participation clause, whereas the smelting and refining companies receive additional revenue by sharing a percentage of the variance between the LME price and a contracted copper price with the concentrate owner, the standards currently being 10% and $0.90, respectively.

(3a)Provide us with the details of any similar arrangements that you have in your smelting contracts,(3b) explain the extent to which you reflected the related costs in your NSR cut-off grade, and the implications on the resource quantities disclosed if such costs are not fully taken into account.

Answer 3:

(a) Northgate’s concentrate sales contract with Falconbridge Limited (now Xstrata) contains a price participation clause identical to the standard industry clause that you refer to in your letter. While we do not reference this contract term specifically in our filings, the earnings sensitivity table on page 24 of our 2005 Annual Report includes the effect of price participation and we have disclosed the nature of the price participation charges that we pay in numerous quarterly conference calls.

(b) The details of the Copper Toll Charges and Refining Charges (TC/RC) are tabulated below from Appendix G of the Feasibility Study:

Copper Toll Charges and Refining Charges
Smelter Terms
cu payable	Input	96.5%
cu unit deductions	Input	1.0%
au payable	Input	96.5%
smelting	Input	$62.00	$US/DMT
cu refining - base	Input	$0.062	$US/LB
price participation (cu floor)	Input	$0.90	$US/LB
cu refining - with participation	Input	$0.072	$US/LB
au refining	Input	$3.00	$US/Oz

If copper prices exceed the floor price of $0.90 per pound then the base copper refining charge increases by 10% times the differential price above $0.90. This increased cost is reflected in the NSR calculation as the copper refining charge increases to $0.072 per pound under reserve price assumptions of $1.00 per pound copper. This increased refining cost is reflected in the NSR calculation directly at the block modeling stage via the NSP calculations for both resources and reserves. There are no implications on the resource quantities disclosed in the filed documents.

In connection with responding to your comments, we hereby acknowledge that:

(a)     Northgate Minerals Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)     Northgate Minerals Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In conclusion, I hope that the information provided in this letter answers the questions you have posed but would be pleased to answer any follow up questions you have at a later date. Also, if you feel that a more interactive discussion would expedite your review or enhance your understanding of our filings, I could arrange a conference call between members of our technical staff and Mr. Schuler. Should you wish to contact me by telephone, I can be reached at 416-216-2774.

Yours truly,

/s/ Jon Douglas
Jon Douglas
Chief Financial Officer
Northgate Minerals Corporation

APPENDIX I

BLACKLINE OF NORTHGATE MINERALS CORPORATION
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2005
SECTIONS 3.0-3.3

3.0         NARRATIVE DESCRIPTION OF THE BUSINESS

3.1         Kemess South Mine, Kemess North Project and Other Mineral Claims

Northgate is in the business of mining and exploring for gold and copper, with a focus on opportunities in North and South America. The Corporation’s principal asset is its 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral rights ("Kemess South") located in north-central British Columbia, 430 kilometres northwest of Prince George. The mineral rights cover an area of 34,735 hectares (34.7 square kilometres or 85,830 acres) and are held as four Mining Leases covering the Kemess South (1 lease) and Kemess North (3 leases) deposits, 75 mineral claims surround the Mining Leases. One mineral claim (NOR 1) is held under an option agreement. Thirteen of the 75 mineral claims are subject to minor net smelter return royalties, only two of these claims have known mineral reserves and these claims are now within the Kemess South Mining Lease. A two percent net smelter return royalty is held by a private syndicate and is subject to a CDN$60,000 per year advance royalty. This covers a small portion of the Kemess South pit that is scheduled for mining in 2006. A second gross metal value royalty of 1.62% is held by Brookfield and only applies to the Kemess South deposit. The Mining Leases are valid until 2027 and 2034 respectively and the majority of mineral claims have sufficient assessment credit filed to keep them in good standing until at least 2013 with the balance being valid until either 2011 or 2015.

The Corporation is currently focusing its exploration activities within its land position surrounding the Kemess South mine and the Young-Davidson property in Ontario acquired in 2005. The Corporation has also signed joint venture agreements with Rimfire Minerals Corporation ("Rimfire") and Doublestar Resources Limited ("Doublestar") for exploration and development of properties in British Columbia.

3.2         Kemess North and South Reserves and Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This Annual Information Form uses the terms "Measured", "Indicated" and "Inferred" Resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the United States Securities and Exchange Commission does not recognize them. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The Corporation’s reserves and resources at both Kemess South and North as at December 31, 2005 are summarized in the table below. Although Northgate has carefully prepared and verified the mineral reserves and resources presented below and elsewhere in this Annual Information Form, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

			Grades		Contained Metals

		Quantity	Gold	Copper	Gold	Copper

At December 31, 2005	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000s lbs)

Reserves[3]
Kemess South1&3	Proven	68,029,000	0.64	0.21	1,410,694	318,110
	Probable	206,000	0.09	0.90	603	4,069

		68,235,000	0.64	0.21	1,411,297	322,179

Kemess North 1&2	Proven	299,267,000	0.30	0.16	2,910,547	1,039,798

	Probable	124,631,000	0.29	0.15	1,180,855	412,970

		423,898,000			4,091,402	1,452,768

Total Proven &		492,133,000			5,502,699	1,774,947
Probable Reserves

__________________________

1     The preceding mineral reserve estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000, using classical and/or geostatistical methods plus appropriate mining parameters. Reserves for Kemess South were calculated using the following economic parameters: Exchange rateCDN$/US$1.30; gold price $400 per ounce; copper price $1.10 per pound; silver price $6.00 per ounce. Reserves for Kemess North were calculated at the time of the feasibility study using the following economic parameters: Exchange rate CDN$/US$1.40; gold price $375 per ounce; copper price $1.00 per pound; silver price $5.00 per ounce.

2     The mineral reserve and resource estimates for Kemess North and the Nugget (West Cirque) Zone were prepared by Jim Gray of GR Technical Services Ltd. and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 27 years of engineering experience. Mr. Edmunds is a member of the Professional Engineers and Geoscientists of British Columbia and has 18 years of experience in mineral resource estimation. These reserve and resource estimates are unchanged from the 2004 Annual Report.

3     The mineral reserve and resource estimates for Kemess South were prepared by Brian O’Connor, Chief Mine Geologist, Kemess Mines Ltd. Mr. O’Connor is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has 20 years of experience in mineral resource estimation.

4     The preceding mineral resource estimates were estimated in accordance with the definitions contained in the "Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines" that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on August 20, 2000,using classical and/or geostatistical methods plus appropriate mining parameters. Resources for Kemess South were calculated using CDN$/US$ exchange rate of $1.30, gold price of $450, copper price of $1.35 and silver price of $6.00. Resources for Kemess North were calculated using CDN$/US$ exchange rate of $1.40, gold price of $425, copper price of $1.20 and silver price of $5.00.

			Grades		Contained Metals

		Quantity	Gold	Copper	Gold	Copper

At December 31, 2005	Category	(tonnes)	(g/mt)	(%)	(ounces)	(000s lbs)

Resources (in addition to reserves)[3]

Kemess South3&4	Indicated	11,000,000	0.40	0.18	141,463	43,651

Kemess North 2&4	Measured	148,531,000	0.31	0.16	1,502,001	518,387

	Indicated	137,308,000	0.28	0.12	1,235,234	368,022

Nugget (West Cirque)[5]	Measured	3,341,000	0.38	0.07	40,313	5,311

	Indicated	6,112,000	0.36	0.07	70,211	9,109

Total Measured & Indicated Resources		306,292,000			2,989,222	944,480

The most current Technical Report on Kemess South was prepared by Brian O’Connor, Senior Mine Geologist at the Kemess Mine was filed on SEDAR April 28, 2005. Other technical reports on Kemess South mine, the Kemess North deposit and other mineral claims can be found in the technical reports entitled "Technical Report – Kemess Mine Review BC" prepared by MRDI Canada (a division of AMEC E&C Services) dated December, 2001 and two addendum reports dated February, 2002.

3.3     Kemess North

The Kemess North reserves and resources are documented in two NI 43-101 reports by GR Technical Services Ltd. entitled "Revised Kemess North Pre-Feasibility Project" that are incorporated herein by reference, and an Executive Summary which is reproduced below6. These reports are available on SEDAR at www.sedar.com. The "Revised Mineral Reserve and Resource Kemess North Project, May 2, 2005" report refers to periods of co-processing of ores from Kemess North and Kemess South, and assumes mining of Kemess North ores would start in 2006. Since the necessary permits have not been granted as of this date, the period of co-processing will be different, or non-existent once the necessary permits are granted.

Property Description – Location, Ownership and Current operations

The Kemess North deposit is part of the Kemess Property, which is located approximately 430 km northwest of the city of Prince George, British Columbia, Canada, at 57°02’ north longitude and 126°47’ west latitude. ~~The property includes four mining leases and 75 surrounding and contiguous mineral claims.~~  The property includes one active mining lease (#354991), two inactive mining leases (#410732 & #410741) and 206 surrounding and contiguous mineral claims. One additional mining lease is currently in the application process to cover proposed mining infrastructure sites in the Kemess North area.

Legal surveys have been completed for mining leases #354991, #410732 and 410741, of which the latter two cover the Kemess North deposit. The mining lease under application is for the Mid 1-4 claims over proposed site infrastructure installations such as an underground conveyor route and southern tailings dam sites.

The Kemess Property is owned and operated by Kemess Mines Ltd., a 100% controlled subsidiary of Northgate Minerals Corp. Kemess Mines Ltd. holds the surface rights to the property through their mineral claims and mining leases.

_________________________

5       Nugget (West Cirque) was calculated at reserve price assumptions but must be reported as a resource as there is no pit designed for this material. Additional resources are within the Measured and Indicated Resources for Kemess North.

6       The property description portion has been updated, but the Executive Summary is otherwise unchanged.

The Kemess South deposit, located on mining lease #354991, currently supplies mill-feed to a 52,000 tpd mill. In 2001, Northgate announced the discovery of a significant deposit at Kemess North, which was the focus of major drilling campaigns during 2002, 2003, and 2004.

The Kemess North project site is generally located in three north facing alpine cirques with original ground surface ranging from 1,500 to 2,000 m elevation all above tree line. Open pit mining will be located in the centre cirque and eastern cirques. The southern pit wall will be bounded by the southern headwall of the eastern cirques. The crusher and other infrastructure will be located at the pit rim in centre cirque. A natural rock glacier is evident in the western cirque. No surface development has been planned to date in the western cirque.

The climate is generally moderate, although snow can occur during any month. Temperatures range from -35° to 30° and average annual precipitation amounts to 890 mm. Since mining will be scheduled for year round operations, 24 hours per day equipment and procedures will need to be adaptable for the variations of 4 seasons in a mountain environment. The current Kemess South operations will be suited for Kemess North with some provision for more extreme weather conditions at the higher elevations and provision for avalanche monitoring and control.

Access to the Kemess North project is provided by both air and road via the current Kemess Operations. Personnel are from various locations in British Columbia and Alberta. There are scheduled year-round flights from surrounding communities and Vancouver. All season road access is from either the town of Mackenzie or Fort St. James via the Omineca resource access road. A privately owned, 380 km power line originating in Mackenzie in the south provides power to the mine area via the BC Hydro grid.

Kemess Mines Ltd. holds surface rights through their mineral claims and mining leases. Onsite infrastructure for the current operation consists of an office, maintenance facilities, a camp, a mill, crushers and raw ore stockpile areas, access and service roads, airstrip, explosives depot, and tailings facilities. The tailings pond capacity is sufficient to meet the needs of the Kemess South ore body until its completion in 2009.

The Kemess North mining plan is based on utilizing the current facilities for ore processing, accommodation, and support, plus new facilities for the Mining operation at Kemess North. These include access roads, potential waste dump sites, a pit side crusher and conveyor system to the current plant site, a field supervision and equipment service centre adjacent to the pit and a new tailings pond located at Duncan Lake.

Preproduction stripping and construction of the Kemess North field service facilities will commence 1 to 2 years in advance with Production beginning when the ore transportation system from Kemess North is in place and the first pit side crusher is in operation. There will be a transition period required where both Kemess South and Kemess North mining operations are feeding the mill, which will continue until reserves are exhausted at Kemess South. When mining is completed at Kemess South all crushing capacity will be transferred to the Kemess North crusher station.

Tailings and waste dump facilities are being designed at Duncan Lake with sufficient capacity for the Kemess North waste. This includes all mill tailings and mine waste rock. Much of the mine waste rock is PAG material and is planned to be deposited sub-aqueously in the tailings pond. Any NAG material within the pit will be used for construction fill or deposited in waste dumps adjacent to the pit area but in the area specified within the water management plan.

Property Geology

Andesite Volcanics (Takla Group-T3)

The property is predominantly underlain by a thick (>1,000 m) succession of andesitic flows. The flows exhibit textures ranging from fine grained and massive to porphyritic with medium grained and mostly phyric, subhedral augite phenocrysts. The Takla volcanic rocks host a significant portion of the Au-Cu mineralization.

On surface, exposed in the cirque headwalls and some upper intersections of drill intercepts is a bladed feldspar porphyritic unit. Due to the lack of bedding and/or marker horizons, the inclination of the massive thick succession of Takla volcanics is difficult to ascertain but probably reflects the regional trend of flat lying Mesozoic assemblages.

Dacitic Polylithic Fragmental (Hazelton Group - H3: Toodoggone Formation)

Mantling the northern and eastern limits of the Kemess North area is a matrix supported polylithic fragmental volcanic unit. The Polylithic Fragmental Dacite is an enigmatic unit as it shows field relations suggestive of both an extrusive and intrusive emplacement mechanism. The evidence suggests that basement structures and conduits that allowed extrusion of the local Toodoggone volcanic assemblage underlie the Kemess North area.

Quartz Monzonite/Quartz Diorite

These are intermediate intrusive units which do not reach surface. The main quartz monzonite mass beneath East Cirque hosts most of the higher grade Cu-Au mineralization at Kemess North.

Post-Mineral Dykes

Post-ore dykes, including feldspar porphyry and minor mafic varieties, cross cut Takla volcanics and outcrop locally in cirque highwalls and along ridges. The feldspar porphyry dykes also cross cut the Jurassic-Toodoggone fragmental unit and are generally barren and unaltered. The relationship of the feldspar dykes with the larger quartz diorite stocks is not clear, however they appear temporally late in the sequence of events. Mafic dykes are generally thin (<1 m to 4 m), dark green and barren of sulphides and veining.

Faults

At least three steeply dipping, northwest trending normal faults have been inferred from surface mapping and drilling to transect the Kemess North property. Fault spacing ranges from 500 m to 1,500 m and they are generally parallel to the Duncan and Saunders Faults located west and east respectively.

Broken Zone

A flat-lying zone of intensely broken rock and multiple gouge zones (which results in poor drilling conditions) occurs above the deposit, and is referred to as the "Broken Zone". The Broken Zone averages about 80 m from surface to competent bedrock and is comprised of clay, multiple gouge zones and a pyritic-argillic alteration component. Theories on the formation of the Broken Zone range from the effects of present day weathering, porphyry related alteration zonation, to the tectonic end products of shallow faulting and thrusting. The most plausible explanation is that the Broken Zone and related phyllic alteration are due to pre-Toodoggone weathering processes overprinted by modern ground water leaching.

Mineralization

Gold-copper mineralization forms an inclined tabular zone that is centred on the East Cirque porphyritic monzodiorite. Alteration and mineralization is associated with, and zoned both vertically and laterally from the quartz diorite/quartz monzonite intrusive intersected at depth beneath the East Cirque.

The highest-grade Au-Cu zones occur at or near the quartz monzonite – Takla volcanic contact. This zone occurs mostly within the quartz monzonite stock and to a lesser extent within the andesite adjacent to the intrusive stock. The protolith is commonly completely replaced. The quartz monzonite/quartz diorite stock and associated quartz-magnetite zone is interpreted as the heat source driving the porphyry copper-gold system at Kemess North.

Grading outwards from the East Cirque stock into the Takla volcanics, silicification decreases. Sericitization, commonly from the destruction of matrix and phenocryst plagioclase, is pervasive in the Takla volcanic rocks. The uppermost alteration zone is the phyllic or "QSP" zone, which consists mostly of sericite-chlorite-quartz +/- pyrite and forms the extensive Broken Zone and bright orange-red outcrops at surface. Pyrite is common throughout (5-7%), both disseminated and within vuggy quartz veining. This alteration zone is mostly barren of any significant Cu and will often show a slight increase in Au with depth. It has been postulated that this zone shows similarities to an acid leached cap, however it lacks any form of supergene enrichment in base metals, as occurs at Kemess South.

Overall, sulphide mineralization throughout the deposit consists of 2-3% pyrite, with lesser amounts of chalcopyrite and traces of molybdenum. Pyrite occurs as disseminations, fracture fillings, and veins up to a few centimetres wide generally associated with quartz-anhydrite-magnetite veins and zones of quartz-magnetite replacement. The mode of occurrence of chalcopyrite is similar except that veinlets are rare and significant disseminations occur in zones of stronger quartz-magnetite stock work and quartz-magnetite replacements. Gold and copper grades variably diminish outward into the hanging wall and footwall. Total sulphide content in the core of the deposit averages 3-5%, rising to 5-7% in the pyrite-rich sericitic altered upper halo.

Moving west of East Cirque to the Nugget Zone, alteration and mineralization becomes irregular as the intrusive units approximate steeply dipping dykes. The Nugget Zone alteration is dominated by weak chlorite-biotite altered Takla volcanics commonly with disseminated magnetite. Substantial gold-copper mineralization is present within the Takla volcanics but at depths exceeding 400 m. Beneath West Cirque, in the Nugget area copper-gold mineralization occurs near surface associated with an east west trending fault. Nugget Zone mineralization generally exhibits a higher gold to copper ratio than Kemess North, and rare narrow intersections of gold grades of up to 8 g/t are present.

Exploration

The Kemess North property represents a highly advanced project. The early exploration work in the area identified a porphyry target but it wasn’t until deep drilling in 2001 that significant gold and copper grades were located. Since 2001 exploration has been directed at expanding the resource base in the proposed pit area by drilling 16 holes in 2001, 41 holes in 2002, 19 holes in 2003, and 16 7 holes in 2004.

Because the target is deep, geological mapping and geochemical techniques add little value, likewise, surface and airborne geophysical exploration have contributed little.

The procedures followed in the field and through the interpretation stage of exploration have been professional. Various crews under the supervision of professional geologists carried out the exploration work. Since 2001 to the present day there has been continuity in personnel both in the field and with the data interpretation. It is considered that the reliability of the data obtained with exploration is very high.

Modeling Resources and Reserves

Kemess North is a large copper-gold porphyry deposit and is typical of porphyry gold-copper deposits in the western cordillera. The deposit has a low-grade ore zone at a depth of 150 m below the ground surface on the western side of the deposit and a higher grade zone 300 to 550 m below surface on the eastern side. A 3-D Block Model has been used to represent the Kemess North mineral Resources. The geology model area used is large enough to include drill holes from the Nugget area to the west and the Kemess East area. To restrict the resource estimate to defined geology units, four major lithology zones were modeled as defined by the drillholes.

A summary of information from the database and geostatistical resource estimate work includes the following:

•	216 ~~198~~ drill holes.

•	44,866  ~~40,237~~ copper assays.

•	44,449  ~~39,821~~ gold assays.

•	Copper and gold show a correlation factor of 0.80.

•	Outlier high grade cutoffs were applied to both Copper and Gold. 14 Copper assays were cut to 1.35% and 16 high grade Gold assays were cut to 4 g/t. The cut grades were used in compositing.

•	5 m and 15 m fixed length composites were generated for comparison of the composite length on grade dilution and loss effects with respect to the original assays. The 5 m composites were chosen for modeling which is reasonable for this type of deposit.

•	The influence of a few remaining high-grade composites were limited to a maximum of 50m during interpolation.

•	The composites were tagged with a Litho code according to the 3-D solid they were included with.

•	Variograms (both grade and directional) using the 5 m composites were studied for Litho codes 5, 6, and 7. Kriging parameters were determined from the variograms for Litho zones 5, 6, and 7.

•	A contact analysis was completed indicating that the transition zone across the Litho boundaries is less than the typical drill spacing. Therefore a hard-boundary approach was chosen to interpolate each Litho zone separately.

•	Eighteen holes in the database had suspect magnetic surveys. Corrections were done to the surveys to bring them to their estimated measurements. Therefore, 198 holes in the database had the original surveys, and 18 holes has their surveys adjusted. These 18 survey-adjusted holes are included in this study, however the composites from these 18 holes were excluded from the variogram study because of their questionable spatial locations. The 3-D block model was built using all the drill hole information, including the 18 holes with survey corrections.

•	The grade interpolation method and search distances for kriging were based on the Geostatistical analysis and variogram parameters. A minimum of 3 and a maximum of 16 composites were used for the interpolations with maximum 4 composites from each quadrant. The maximum search for the composites was limited to 200 m. The general steps were:

•	A background interpolation was done using the inverse distance weighting to a power of three without using the litho boundaries.

•	Separate "Ordinary Kriging" (OK) runs were made for AU & CU for LITHO codes 5, 6, & 7 (6 runs) using the specific interpolating parameters for each metal by zone. For blocks that meet the selection criteria the background values were over written.

•	The methodology employed for the grade interpolation of the model followed the standard industry practices and is based on the extensive experience on similar deposits.

•	The reserves Class codes were assigned based on the Geostatistical analysis and the following items loaded into the model during the grade interpolation runs.

Resource Classification Criteria Used

1	2	3
Measured Resources	Indicated Resources	Inferred Resources
DIST = < 30 m	DIST = 31-50 m	DIST > 150
or	and	or
	NCOMP = < 5	KRGVR > 1.5
DIST = 31-50 m	or	or
and	51 m < DIST < 150 m	Other blocks that cannot be
NCOMP > = 5	and	classified as measured or
	NCOMP > = 5	indicated
or
51 m < DIST < 175 m
and
LITHO = 5, 6, or 7

Where DIST is the distance to the nearest drill hole from the centre of the block and NCOMP is the number of composites used in the interpolation of a block.

Mineral Resources

            The following Resource tables are based on the total Geological Model. They only include material within the defined LITHO zones.

Summary of Measured Resources
		~~Ordinary Kriging~~		~~Inverse Distance~~
~~(power = 3)~~
~~Cu %~~	~~Tonnes~~	~~Mean~~	~~Mean~~	~~Mean~~	~~Mean~~
~~Cutoff~~	~~(Mt)~~	~~Cu %~~	~~Au g/t~~	~~Cu %~~	~~Au g/t~~
~~0.05~~	~~589.4~~	~~0.153~~	~~0.278~~	~~0.154~~	~~0.279~~
~~0.10~~	~~435.9~~	~~0.181~~	~~0.320~~	~~0.182~~	~~0.324~~
~~0.15~~	~~263.7~~	~~0.217~~	~~0.376~~	~~0.220~~	~~0.385~~
~~0.20~~	~~123.2~~	~~0.267~~	~~0.465~~	~~0.273~~	~~0.478~~
~~0.25~~	~~52.5~~	~~0.330~~	~~0.610~~	~~0.337~~	~~0.627~~
~~0.30~~	~~27.6~~	~~0.384~~	~~0.769~~	~~0.393~~	~~0.793~~
~~0.35~~	~~15.7~~	~~0.430~~	~~0.928~~	~~0.442~~	~~0.962~~
~~0.40~~	~~8.8~~	~~0.477~~	~~1.083~~	~~0.491~~	~~1.131~~
~~0.45~~	~~4.5~~	~~0.527~~	~~1.246~~	~~0.547~~	~~1.309~~
~~0.50~~	~~2.4~~	~~0.575~~	~~1.452~~	~~0.592~~	~~1.486~~

	Ordinary Kriging			Inverse Distance (Power=3)
CU %	Metric Tons	Mean	Mean	Metric Tons	Mean CU	Mean
Cutoff	(x1000)	CU %	AU gpt	(x1000)%		AU gpt
0.00	710,155.0	0.137	0.254	710,155.0	0.137	0.255
0.05	614,548.3	0.154	0.278	594,263.4	0.159	0.285
0.10	455,060.8	0.182	0.321	438,632.3	0.188	0.331
0.15	274,331.9	0.219	0.379	276,137.9	0.225	0.391
0.20	131,394.0	0.270	0.469	142,967.8	0.275	0.476
0.25	57,933.4	0.332	0.615	67,807.8	0.334	0.603
0.30	30,625.8	0.386	0.777	35,750.5	0.391	0.757
0.35	17,427.2	0.434	0.948	21,031.4	0.439	0.918
0.40	9,409.3	0.487	1.136	11,682.4	0.493	1.118
0.45	5,449.7	0.533	1.297	7,125.3	0.538	1.295
0.50	3,116.3	0.578	1.453	4,510.1	0.576	1.447

Summary of Indicated Resources

		~~Ordinary Kriging~~		~~Inverse Distance~~
~~(power = 3)~~
~~Cu %~~	~~Tonnes~~	~~Mean~~	~~Mean~~	~~Mean~~	~~Mean~~
~~Cutoff~~	~~(Mt)~~	~~Cu %~~	~~Au g/t~~	~~Cu %~~	~~Au g/t~~
~~0.05~~	~~632.8~~	~~0.136~~	~~0.235~~	~~0.135~~	~~0.234~~
~~0.10~~	~~411.2~~	~~0.170~~	~~0.289~~	~~0.170~~	~~0.289~~
~~0.15~~	~~218.9~~	~~0.210~~	~~0.350~~	~~0.209~~	~~0.349~~
~~0.20~~	~~95.9~~	~~0.259~~	~~0.437~~	~~0.257~~	~~0.434~~
~~0.25~~	~~38.5~~	~~0.317~~	~~0.569~~	~~0.314~~	~~0.567~~
~~0.30~~	~~19.0~~	~~0.365~~	~~0.714~~	~~0.362~~	~~0.714~~
~~0.35~~	~~9.6~~	~~0.409~~	~~0.895~~	~~0.406~~	~~0.897~~
~~0.40~~	~~4.2~~	~~0.457~~	~~1.099~~	~~0.465~~	~~1.104~~
~~0.45~~	~~1.8~~	~~0.502~~	~~1.206~~	~~0.513~~	~~1.219~~
~~0.50~~	~~0.8~~	~~0.547~~	~~1.251~~	~~0.547~~	~~1.249~~

	Ordinary Kriging			Inverse Distance (Power=3)
CU %	Metric Tons	Mean	Mean	Metric Tons	Mean CU	Mean
Cutoff	(x1000)	CU %	AU gpt	(x1000)%		AU gpt
0.00	976,674.2	0.094	0.171	976,674.2	0.093	0.172
0.05	626,223.8	0.134	0.222	610,650.9	0.135	0.225
0.10	396,233.1	0.169	0.276	384,178.8	0.172	0.282
0.15	204,255.7	0.212	0.336	211,585.7	0.211	0.337
0.20	90,803.3	0.260	0.418	93,721.3	0.260	0.417
0.25	38,445.3	0.314	0.529	39,197.0	0.315	0.534
0.30	18,243.9	0.361	0.666	19,042.6	0.361	0.665
0.35	8,644.3	0.408	0.838	7,955.3	0.412	0.831
0.40	3,492.2	0.462	1.012	3,633.1	0.463	0.988
0.45	1,597.3	0.511	1.091	1,613.0	0.512	1.117
0.50	736.0	0.555	1.140	877.0	0.548	1.202

Summary of Inferred Resources

	~~Ordinary Kriging~~			~~Inverse Distance~~
~~(power = 3)~~
~~Cu %~~	~~Tonnes~~	~~Mean~~	~~Mean~~	~~Mean~~	~~Mean~~
~~Cutoff~~	~~(Mt)~~	~~Cu %~~	~~Au g/t~~	~~Cu %~~	~~Au g/t~~
~~0.05~~	~~74.1~~	~~0.131~~	~~0.164~~	~~0.131~~	~~0.164~~
~~0.10~~	~~41.9~~	~~0.175~~	~~0.217~~	~~0.175~~	~~0.217~~
~~0.15~~	~~28.4~~	~~0.196~~	~~0.234~~	~~0.196~~	~~0.234~~
~~0.20~~	~~11.2~~	~~0.234~~	~~0.307~~	~~0.234~~	~~0.307~~
~~0.25~~	~~2.9~~	~~0.276~~	~~0.397~~	~~0.276~~	~~0.397~~
~~0.30~~	~~0.27~~	~~0.357~~	~~0.542~~	~~0.357~~	~~0.542~~
~~0.35~~	~~0.18~~	~~0.376~~	~~0.589~~	~~0.376~~	~~0.589~~
~~0.40~~	~~0.06~~	~~0.407~~	~~0.646~~	~~0.407~~	~~0.646~~

	Ordinary Kriging			Inverse Distance (Power=3)
CU %	Metric Tons	Mean	Mean	Metric Tons	Mean CU	Mean
Cutoff	(x1000)	CU %	AU gpt	(x1000)%		AU gpt
0.00	427,834.5	0.025	0.051	427,834.5	0.025	0.051
0.05	53,698.8	0.113	0.154	53,466.2	0.113	0.154
0.10	24,194.7	0.164	0.225	23,975.5	0.164	0.227
0.15	12,214.8	0.204	0.274	12,058.2	0.204	0.273
0.20	7,485.5	0.223	0.313	7,626.4	0.222	0.313
0.25	438.5	0.289	0.579	375.8	0.277	0.589
0.30	109.6	0.371	0.673	94.0	0.334	0.708
0.35
0.40
0.45
0.50

~~Five individual areas were selected from the geologic model as manual checks for grade and tonnage. The copper and gold grade estimates were calculated by averaging the assay grades from all of the drill hole intercepts within the block. The tonnage was calculated by using the averaged bulk density (SG) of the data from within the block.~~

~~The estimated grades are very close to the modeled grades for both copper and gold ranging from –7.0% to +8.2% for Copper and –6.5% to +6.8% for Gold. The small variance indicates the modelling method to be reasonable.~~

Reserves

The Ultimate Economic pit limit is based on a Lerchs-Grossman pit optimization evaluation of the resource in the Feasibility Study 3-D block model. This evaluation includes the Project Base economic parameters, and overall slope design parameters derived from Geotechnical evaluation of the pit walls. The economic pit limited is also constrained to only consider Measured and Indicated Reserve Class material to generate revenue. A final pit design has been designed (P635) based on this Ultimate economic pit limit study and from more detailed Geotechnical slope design parameters including high wall haul roads. The Reserves within the P635 pit design are generated from 3-D block model updated with the 2004 drilling information. The changes to the Resource model from the 2004 drilling were within an increase of 5% for material within the design pit limit. This small difference is not deemed large enough to re-run the economic pit limits to expand the pit.

Mining recovery is estimated at 95% and mining dilution of 10% is applied at the contact between ore and waste. The dilution grade is estimated at 0.08 g/t Au and 0.05% Cu which is the average grade of material below the incremental cutoff grade. Interpolated SG is used.

A NSR cutoff has been determined for the Reserves calculation using the following factors:

NSP (net smelter price); copper Cdn$~~0.901~~0.994/lb and gold Cdn$~~11.753~~12.988/g.which accounts for offsite expense, smelting, and refining.

Mill recovery factor; 88.8% for copper and 61.5% for gold.

The reserves for the final pit limit  ~~(P634)~~(P635) based on an NSR cutoff of $2.20 are:

~~Reserve Estimate~~
~~Kemess North, Pit P634~~

	~~Diluted Mineable~~	~~Cu~~	~~Au~~
	~~(tonnes x 106)~~	~~(%)~~	~~(g/t)~~
~~Proven~~	~~282.40~~	~~0.159~~	~~0.306~~
~~Probable~~	~~131.84~~	~~0.160~~	~~0.310~~
~~Total~~	~~414.24~~	~~0.160~~	~~0.307~~

Reserve Estimate
Kemess North, Pit P635

	Diluted Mineable	Cu	Au
	(tonnes x 106)	(%)	(g/t)
Proven	299.27	0.157	0.303
Probable	124.63	0.150	0.295
Total	423.90	0.155	0.300

The final pit design includes 317.72 ~~335.09~~ million tonnes of waste for a strip ratio of 0.75:1 ~~1:0.81 Note that the reserve tonnages above are all included in the Resource tonnages listed earlier.~~

Using the same parameters a surface mineable resource estimate was generated for a pit shell immediately below and surrounding the P635 design limit and in the western part of the model in the Nugget area. This is based on using the January 2005 Feasibility Study costs and slope angles, a US exchange rate of 1.4 and market price of US$1.20/lb and US$425/oz for copper and gold respectively.

Area	Resource	Mineable	Diluted Grades
	Class	Tonnes x
		10[6]	Cu (%)	Au
				(gpt)
Kemess North	Measured	148.53	0.158	0.315
	Indicated	137.31	0.122	0.280
Nugget (West	Measured	3.34	0.072	0.375
Cirque)	Indicated	6.11	0.067	0.357

Note that the Resource tonnages above are exclusive of Reserve tonnages listed earlier.

The overall pit slopes and detailed bench design parameters have been provided by Knight Piésold for the different sectors of the pit wall based on an aggressive 1.2 Factor of Safety. The slope design parameters used are contingent on certain operating practices and monitoring as prescribed by Senior review Consultants Will Bawden, PhD, PEng of the University of Toronto, and Chuck Brawner, PEng. Knight Piésold have indicated several design modifications required to the South wall. These modifications have been incorporated into the Feasibility Design (P635).

The LG sensitivity analysis was used to design the pit pushbacks. To enable a more even annual strip ratio in the production scheduling, the first pushback will mine the near surface lower grade ore on the west side. The deeper east side is split into 2 stages, a shallower north side and a deeper south side mining to the ultimate pit depth. The first pushback has been further revised where the initial benches in the Pre-stripping period are included as a Pre-Production phase. The size of the stages was roughly determined to ensure that each have a sufficient bench width to enable efficient mining operations and for all the stages, the design was pushed to the ultimate pit lateral limit on three walls, with subsequent pushbacks expanding in one direction only. This will enable much more efficient mining operations when adjacent pushbacks are being mined at the same time.

The production schedule for Kemess North is run from the Pit Phase reserves. All production will be from the owner’s fleet except for minor tonnages for the small initial benches of each pushback. These will require smaller specialized equipment to operate on the steep original ground at the top benches. The major mining equipment from Kemess South will be transferred to Kemess North as ore and waste production is reduced in Kemess South. To meet the higher strip ratio requirements, additional haul trucks will be purchased.

Milling

The Kemess North ore will be processed in the existing Kemess plant, initially with integrated co-production with the current Kemess South ore and as a stand-alone operation after the Kemess South ore is depleted. During the co-production period the plant capacity will be increased and an ore transportation system from Kemess North will be installed. This will include an Underground ore conveyor system and pit-side crushers. The current capacities, costs and metallurgical performance of the plant are well defined and carry a high level of assurance into the Kemess North project performance and cost estimates.

The metallurgical test work for Kemess North is based on metallurgical samples taken from the exploration drillholes. The met samples were well located to represent the deep ore for the Kemess North deposit. Future testing should also be done on the shallow ore on the west side of the pit for more detailed prediction of operating performance during the earlier years of the project.

The ores of Kemess North share a number of favourable characteristics with the Hypogene ores of the Kemess South deposit:

  Both deposits carry "clean" sulphides without surface oxidation.

  Impurity elements occur in extremely low concentrations. The sulphides are coarse grained and are adequately liberated for rougher flotation at a grind of K80 at 145 µ.

  Ball mill work indices are low compared to a majority of porphyry deposits.

  The average metal contents of North ores are slightly lower, copper at 0.20% Cu versus 0.22% Cu and gold at 0.4 g/t Au versus 0.75 g/t for South ores.

  The pyrite content of Kemess North averages 4% compared to 1% pyrite for the South ores. Since pyrite contains finely disseminated gold, higher pyrite carries a larger portion of gold to tailings.

  The near surface ores of the North deposit are of slightly lower grade than those of deeper zones.

  The rougher flotation with Kemess North ores in essence is a bulk sulphide float. Rougher concentrates have to be re-ground to a K80 of less than 20 microns for cleaner flotation to produce quality concentrates.

  Existing flotation cell capacity and de-watering equipment are adequate for treatment of North ores.

  Concentrates will be free of deleterious impurities.

  The Net Neutralization Potential for all North composites is negative; therefore the tailings will be acid generating unless stored under water cover.

Subsequent analytical work has been completed on the samples from the flotation test work and determined that there was a relationship between Ag and Au in the concentrate for the various pit zones. Silver grades have not been included in the Mining reserves and have not been used in any of the economic pit limit/reserve calculations. Small silver credits have been included in the financial modelling.

Environmental

Environmental considerations for the Kemess North project have been integrated with the Total Kemess property requirements for ongoing operation and final closure. Klohn Crippen has been retained for this work, which covers Mine Waste Management, Water Management, Environmental studies, and Mine Closure planning. Klohn Crippen’s work involves the base line data studies, evaluations, process design and costing as required to meet or exceed the regulations. These requirements have been included in the mining and processing designs and schedules. The capital and operating costs as determined by Klohn Crippen have also been used in the cost modelling.

Permitting

The permitting process for the Kemess North Project is being carried out by Northgate. The project entered the regulatory review process for mine development approval in October, 2003. This will involve two levels of government: Province of British Columbia and the Government of Canada and will be concurrent with the applications for Project permitting. The provincial permits will establish the guidelines for environmental protection during the construction and operating phases of the Kemess North Project.

The formal project review was initiated with the submission of the Kemess North Project Description to the BC Environmental Assessment Office (EAO) in October, 2003. The EAO has the responsibility to notify all stakeholders and disseminate relevant project information during the review process. The primary government agencies involved are as follows:

Province of BC: Environmental Assessment Office, Ministry of Water, Land & Air, Ministry of Energy & Mines, and Ministry of Sustainable Resources.

Government of Canada: Canadian Environmental Assessment Agency, Department of Fisheries & Oceans, Environment Canada, and Natural Resources Canada.

On March 14, 2005, the Government of Canada (Canadian Environmental Assessment Agency) and the Government of British Columbia (British Columbia Environmental Assessment Office and the Ministry of Sustainable Resources) formally initiated a Joint Panel Review Process for the Kemess North Project.

The target for the approval for key permits is late 2006.